650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 23, 2014

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Edwin Kim
Eiko Yaoita Pyles
Christine Davis

Re:	Box, Inc.
Registration Statement on Form S-1
Filed March 24, 2014
File No. 333-194767

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (“Box” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the page of the Registration Statement.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission

May 23, 2014

Legal Proceedings, page 103

1.	We note your response to prior comment 2 regarding your belief that the patent infringement proceedings involving OpenText do not need to be disclosed for two reasons. First, you argue that the legal proceedings are immaterial under Item 103 of Regulation S-K. Second, you argue that the likelihood of a material loss related to the litigation is remote. Please explain how you determined that the likelihood of a material loss related to the litigation was remote. The American Bar Association’s Statement of Policy Regarding Lawyers’ Responses to Auditors’ Requests for Information, originally adopted by the ABA’s Board of Governors in December 1975, provides guidance that in assessing the probability of a material loss as “remote” to mean:

The prospect for an unfavorable outcome appears, at the time, to be slight; i.e., it is extremely doubtful that the client will not prevail. Normally, this would entail the ability to make an unqualified judgment, taking into account all relevant factors which may affect the outcome, that the client may confidently expect to prevail on a motion for summary judgment on all issues due to the clarity of the facts and the law.

Similarly, ASC 450-20-20 defines “remote” as “[t]he chance of the future event or events occurring is slight.” While we understand that the litigation is in a relatively early stage and you believe you have strong defenses, your response does not provide sufficient analysis to support your conclusion that the potential likelihood of a material loss is remote. For example, please tell us whether you have obtained an opinion from qualified patent counsel that your products did not infringe OpenText’s patents. Also, tell us whether you confidently expect to prevail on a motion for summary judgment and provide a detailed explanation of the basis for any belief that there is no material fact in dispute with respect to the matters being litigated. Otherwise, please provide the requested disclosure required by Item 103 of Regulation S-K, which should include a description of the money damages claimed and a description of the injunctive relief sought. Please ensure that your response also addresses the potential liability for treble damages, which the plaintiff appears to seek.

The Company supplementally advises the Staff that it does not believe that the Open Text litigation is a material pending legal proceeding that requires disclosure under Item 103 of Regulation S-K. In Basic, Inc. v. Levinson, 485 U.S. 224 (1988) the Supreme Court instructed that, with respect to speculative or contingent events, materiality “will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” (emphasis added) The Company assessed the Open Text litigation under this framework and concluded that, (1) given the early stage of the litigation and what the Company perceives as strong defenses, including multiple prior art references supporting a clear invalidity defense against each asserted patent, the probability that the Company would be found liable for damages claimed by Open Text is low, and (2) given the lack of support provided by Open Text with respect to the amount of damages claimed, the magnitude of the potential damages in the litigation if the Company were found liable is also low, and therefore the Open Text litigation is not material to the Company.

The Company acknowledges that the determination that the likelihood of a material loss related to the litigation is remote is not determinative of a materiality finding for purposes of disclosure under Item 103 of Regulation S-K, and respectfully submits that a finding of materiality should be determined under the framework established by Basic, as described above and analyzed below.

Probability. In considering the probability that the Company would be found liable for damages in the Open Text litigation, the Company considered that the litigation remains in the very early stages. The U.S. District Court for the Northern District of California (the “Court”) has not yet made a determination as to the case schedule moving forward, nor set a date for claim construction or trial. In addition, the Company believes that it has strong defenses in the case and has continued to build on its collection of prior art references to invalidate the patents-in-suit. Since the filing of the Registration Statement, the Company also considered that the Court recently denied Open Text’s motion for preliminary injunction, finding that (1) Open Text failed in its burden to show irreparable harm, (2) Open Text failed to show a likelihood of success on the merits of its case, and (3)

Securities and Exchange Commission

May 23, 2014

the Company has raised a substantial question of invalidity of the four asserted patents raised during the preliminary injunction proceedings. Furthermore, the Company believes that the asserted patents disclose and claim ideas that were well-known in the prior art, which would invalidate Open Text’s patents. The Company acknowledges that probability determinations require considerable judgment and that such assessments could change as litigation progresses. The Company is aware of its responsibility to carefully monitor the case for any developments that may affect any of its previous probability determinations.

The Company further respectfully submits that whether it could confidently expect to prevail on a motion for summary judgment is not the appropriate threshold for a determination of the probability that the Company would be liable for damages in the litigation. The bar for prevailing on a motion for summary judgment is extremely high, requiring the moving party to show that there are no disputed material issues of fact and that the movant is entitled to judgment as a matter of law. In considering a motion for summary judgment, a court will view all evidence in the light most favorable to the movant’s opponent. Such a high bar would foreclose a finding of a low probability of liability in almost all cases, leaving a determination of materiality nearly exclusively dependent on the magnitude of damages, which runs contrary to the Supreme Court’s finding in Basic.

Magnitude. In considering the magnitude of the potential damages for which the Company may be liable in the litigation, the Company, since the filing of the Registration Statement, considered the fact that the damages alleged in Open Text’s press release on March 31, 2014 are speculative and inflated. The amount alleged by Open Text is based on a claim of damages for the period from June 5, 2007 through the filing of the lawsuit on June 5, 2013, but Open Text has not asserted that the Company had any actual or constructive notice of the patents-in-suit before the filing and service of the lawsuit in June 2013, which may limit past damages to the period after June 2013. Furthermore, the amount alleged by Open Text is based on a 20% royalty rate, and Open Text has not provided any support to show that this royalty rate is a reasonable one, such as referring to any commercial arms-length licenses for the patents-in-suit. Open Text’s estimate of future damages assumes that the Company will continue to use the allegedly infringing technology without modification through 2023, and continues to use the unsupported 20% royalty rate, all of which results in a highly speculative figure, which also factors into the probability prong of the materiality analysis.

As a result, the Company respectfully submits that a balancing of the probability of a material loss and the anticipated magnitude of such loss leads to a conclusion that the Open Text litigation is not a material pending legal proceeding that requires disclosure under Item 103 of Regulation S-K.

Securities and Exchange Commission

May 23, 2014

Notes to Consolidated Financial Statements

Note 7: Commitment and Contingencies

Legal Matters, page F-24

2.	We continue to evaluate your response to prior comment 3 and may have additional comments once you respond to the comment noted under the Legal Proceedings section above.

We acknowledge the Staff’s comment and understand that the Staff may have additional comments after reviewing our response to comment 1 above.

*****

Securities and Exchange Commission

May 23, 2014

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina Jon C. Avina

cc:	Aaron Levie, Box, Inc.
Dylan Smith, Box, Inc.
Dan Levin, Box, Inc.
Peter McGoff, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP